

14041501

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER

8- 065440

SEP 0 2 2014

191

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___July 1, 2013___ AND ENDING ___June 30, 2014___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BG Worldwide Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6301 Owensmouth Avenue, Suite 750
(No. and Street)

Woodland Hills	California	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave Banerjee   (818) 657-0288
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
         Brian W. Anson, CPA
                              (Name – if individual, state last, first, middle name)

18425 Burbank, Suite 606,	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Dave Banerjee_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____BG Worldwide Securities, Inc._____ , as of _____June   30_____, 20____14_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

State of California County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this
____9__ day of ___July____,20_14_ by
DAVE BANERJEE
proved to me on the basis of satisfactory evidence
to be the person who appeared before me.

_____
Signature of Notary Public

Notary Public

_____ Dave Banerjee
Signature

_____FINOP_____
Title

M. SHOWALTER
Commission # 2039364
Notary Public - California
Los Angeles County
My Comm. Expires Sep 23, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

BG WORLDWIDE SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JUNE 30, 2014

BG WORLDWIDE SECURITIES, INC.

Table of Contents

BRIAN W. ANSON

Certified Public Accountant

18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
BG Worldwide Securities, Inc.
Woodland Hills, California

I have audited the accompanying statement of financial condition of BG Worldwide Securities, Inc. as of June 30, 2014 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of BG Worldwide Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BG Worldwide Securities, Inc. as of June 30, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended June 30, 2014 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of BG Worldwide Securities, Inc.'s financial statements. The supplemental information is the responsibility of BG Worldwide Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 8, 2014

2

BG WORLDWIDE SECURITIES, INC.

Statement of Financial Condition
For the year ended June 30, 2014

ASSETS

Cash	$	49,207
Other assets		5,133
Total assets	$	54,340

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$	5,000
Total liabilities		5,000

STOCKHOLDERS' EQUITY

Common stock, no par value, 100 shares authorized and 100 shares issued and oustanding	100
Paid in capital	110,468
Retained deficit	(61,228)
Total stockholders' equity	49,340
Total liabilities and stockholders' equity	$ 54,340

BG WORLDWIDE SECURITIES, INC.

Statement of Income
For the year ended June 30, 2014

REVENUES:

Commissions	$	918,437
Total income		918,437

EXPENSES:

Commissions		352,485
Professional fees		60,000
Other expenses		21,381
Total expenses		433,866
NET INCOME BEFORE INCOME TAXES		484,571
INCOME TAX EXPENSE (Note 2)		800
NET INCOME	$	483,771

BG WORLDWIDE SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the year ended June 30, 2014

	Common Stock	Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Beginning balance July 1, 2013	$ 100	$ 110,468	$ (61,450)	$ 49,118
Dividends paid			(483,549)	(483,549)
Net income			483,771	483,771
Ending balance June 30, 2014	$100	$110,468	($61,228)	$49,340

The accompanying notes are an integral part of these financial statements.

BG WORLDWIDE SECURITIES, INC.

Statement of Cash Flows
For the year ended June 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$483,771
Adjustment to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in Other assets	3,117
Increase (decrease) in Accounts payable	(10,208)
Total adjustments	(7,091)
Net cash provided by operating actitivies	476,680

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividends paid	(483,549)
Net cash used in financing activities	(483,549)
Decrease in cash	(6,869)
Cash at beginning of year	56,076
Cash at end of year	$49,207

Supplemental cash flow disclosures:

Interest	$0
Income taxes	$800

The accompanying notes are an integral part of these financial statements.

6

Notes to Financial Statements
June 30, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

BG WorldWide Securities, Inc. (the "Company") was formed on December 6, 2001 in California as a "C" corporation. It received approval from the SEC and FINRA on November 18, 2002 to be registered as a securities broker dealer acting in a limited capacity for variable annuities, variable life, and mutual funds.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Management has reviewed subsequent events through August 8, 2014.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2011, 2012 and 2013.

General

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
June 30, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk:

The Company and its subsidiaries are engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

100% of the revenues were generated in the State of California

Note 2: INCOME TAXES

The components of the income tax provision for the year ended June 30, 2014 are as follows:

Current:
State $ 800

Income tax expense $ 800

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but on June 30, 2014, the Company's net capital of $44,207 exceeded the minimum net capital requirement by $39,207 and, the Company's ratio of aggregate indebtedness $5,000 to net capital was 0.11, which is less than the allowed limit of 15 to 1.

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

Statement of Net Capital
Schedule I
June 30, 2014

	Focus 06/2014	Audit 06/2014	Change
Stockholders' equity, June 30, 2014	$49,340	$49,340	$0
Subtract - Non allowable assets:			
Other assets	5,133	5,133	0
Tentative net capital	44,207	44,207	0
Haircuts:	0	0	
NET CAPITAL	44,207	44,207	0
Minimum net capital	5,000	5,000	
Excess net capital	39,207	39,207	0
Aggregate indebtedness	5,000	5,000	0
Ratio of aggregate indebtedness to net capital	0.11	0.11	

There were no noted differences between the audit and focus
filed at June 30, 2014.

The accompanying notes are an integral part of these financial statements.

9

BG WORLDWIDE SECURITIES, INC.

June 30, 2014

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirements of computation
according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
June 30, 2014

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control
requirements under the (k)(2)(i) exemptive provision.

The accompanying notes are an integral part of these financial statements.

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below):

X _~~signature~~_ 1/25/14

Authorized Signature/Title   Date

SIPC-3 2014

8-065440   FINRA   JUN   11/18/2002
BG WORLDWIDE SECURITIES INC
6301 OWENSMOUTH AVE STE 750
WOODLAND HILLS, CA 91367

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3   FY 2014

Certification of Exclusion From Membership.

T⁻ BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES L..ESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending <u>**December 31, 2014**</u> its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
> Interest on Assessments.
> ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

BRIAN W. ANSON
Certified Public Accountant

18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership

Board of Members
BG Worldwide Securities, Inc.
Woodland Hills, CA

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, the Company is exempt from SIPC membership due to the fact that they engage in the sale of variable annuities and the business of insurance. A copy of Form SIPC 3 is included with this audit.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 8, 2014

BRIAN W. ANSON

Certified Public Accountant

18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
BG Worldwide Securities, Inc.
Woodland Hills, CA

I have reviewed management's statements, included in the accompanying BG Worldwide Securities, Inc. Exemption Report in which (1) BG Worldwide Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which BG Worldwide Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provision") and (2) BG Worldwide Securities, Inc. stated that BG Worldwide Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. BG Worldwide Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about BG Worldwide Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 8, 2014

BG Worldwide Securities, Inc.

Exemption Report
June 30, 2014

BG Worldwide, to the best knowledge and belief of BG Worldwide is exempt from the provisions of Rule c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i), "Special Account for the Exclusive Benefit of customers' maintained. The Company met the exemption provision in paragraph (k) of Rule 15c3-3 through June 30, 2014 without exception.